Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES RESOLUTION OF THE BOARD OF DIRECTORS

Medellin, Colombia, March 22, 2019

At the meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) unanimously authorized Enrique Gonzalez Bacci, Corporate Vice President of Human Resources, to proceed with the sale of his units in an investment portfolio (Fondo de Acciones SVA) which represent shares of Bancolombia.

The sale transaction by Mr. Gonzalez Bacci will be made in accordance with Bancolombia’s internal procedures for the sale and purchase of its shares by officers, which are publicly available on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, in the “Corporate Governance” section.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837